Exhibit 99.1

Ballard Announces Q3 2026 Results Conference Call

VANCOUVER, BC, Oct. 16, 2026 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) will hold a conference call on Monday November 16th, 2026 at 8:00 a.m. Pacific Time (10:00 a.m. Eastern Time) to review third quarter 2026 operating results.

The live call can be accessed by dialing +1-833-821-2814 (Canada/US toll free). Alternatively, a live webcast can be accessed through a link on Ballard's homepage (www.ballard.com), in the 'Latest News' section or by clicking here: Q3 Webcast.

Following the call, a link to the webcast will be available in the 'Investor Hub' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) is a global leader in zero-emission hydrogen energy solutions and an integrated Energy-as-a-Service (EaaS) provider. Together, with its wholly owned subsidiary, GeoPura Ltd., Ballard delivers turnkey, vertically integrated hydrogen ecosystem solutions spanning hydrogen production, logistics, refuelling, zero-emission fuel cell engines, and stationary Hydrogen Power Units.

Ballard powers critical off-grid, stationary applications - including construction, events, film sets, healthcare, defense, temporary power infrastructure, and supplies fuel cell engines for heavy-duty mobility applications such as bus, rail, and marine. With an EaaS model, combined with cutting-edge technology across the hydrogen value chain, Ballard decarbonizes mission-critical operations worldwide. To learn more about Ballard, visit www.ballard.com.

Further Information
Sumit Kundu -Investor Relations,+1.604.360.9714 or investors@ballard.com

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SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2026/16/c3334.html

%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 22:30e 16-OCT-26